Filed by Capstar Special Purpose Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Capstar Special Purpose Acquisition Corp.

Commission File No. 001-39362

Gelesis Adds Inogen Co-Founder and Former CFO Ali Bauerlein to Board of Directors and Audit Committee

Ms. Bauerlein brings success in scaling to $300M+ revenue in direct-to-consumer business model and public company execution as Gelesis plans to scale Plenity® to meet growing consumer demand with its upcoming NYSE listing

Bauerlein joins Gelesis’ board of industry veterans and luminaries who have deep expertise in direct-to-consumer brands, healthcare, and biotechnology

Registration Statement filed in connection with proposed business combination between Gelesis and Capstar declared effective by SEC

BOSTON, January 5, 2022 – Gelesis, a biotherapeutics company focused on excess weight and metabolic disorders and the maker of Plenity®, announced the appointment of senior financial executive Ali Bauerlein to its Board of Directors. Ms. Bauerlein brings extensive experience in SEC reporting, Sarbanes-Oxley compliance, investor communications, strategic planning, business development, and corporate governance in high-growth direct-to-consumer, insurance rentals, and business-to-business revenue-generating companies. She co-founded Inogen (NASDAQ: INGN), a global medical technology company offering innovative respiratory products for use in the homecare setting, and led it from start-up through initial public offering and commercialization with $300M+ in annual revenue.

The appointment comes as Gelesis ramps up its broad launch of its commercial product, Plenity®. Gelesis aims to transform weight management with Plenity, a clinically proven medical device made from naturally derived building blocks. Plenity is available currently by prescription via a telehealth consultation, with free, unlimited follow-up visits as needed, and through traditional healthcare prescribers.

Gelesis’ board includes healthcare and biotechnology luminaries and veterans as well as experts in consumer brand building. Ms. Bauerlein joins recent board appointee and marketing executive Jane Wildman, a 25-year veteran of Procter & Gamble. Other board members include Raju Kucherlapati, Ph.D., the Paul C. Cabot Professor of Genetics and a Professor of Medicine at Harvard Medical School and award-winning scientist and biotech entrepreneur, and Paul Fonteyne, former President and CEO & Chairman of Boehringer-Ingelheim USA who has experience on a number of public and private boards of directors, along with Gelesis founder and CEO Yishai Zohar and Dominic Perks, who founded and runs an international investment firm. Upon completion of the merger with Capstar, Clayton Christopher and Kathryn Cavanaugh, who are founders and early investors in leading direct-to-consumer brands, are expected to join the board of the post-merger public company.

“It is an exciting time at Gelesis as we look toward becoming a public company later this month and as we expand our commercial business. Ali’s deep experience building a public healthcare business that generates hundreds of millions in revenues with a direct-to-consumer business model makes her the perfect addition to our board and I’m delighted that she will be joining our audit committee,” said Mr. Zohar.

“I am thrilled to be working with the Gelesis team and Board of Directors,” said Ms. Bauerlein. “I believe their product can truly make a difference for the vast number of people who struggle with their weight. I am excited to be part of the commercialization of this product and Gelesis’ transition to a public company.”

Gelesis and Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) announced in July that they entered into a definitive business combination agreement, and the registration statement has now been declared effective by the SEC. Upon completion of the transaction, the combined company’s securities are expected to be traded on the New York Stock Exchange under the symbol “GLS” later this month.

About Gelesis

Gelesis is a consumer-centered biotherapeutics company advancing a novel category of treatments for weight management and gut related chronic diseases. Our non-systemic superabsorbent hydrogels are the first and only made entirely from naturally derived building blocks, and they are inspired by the composition (i.e., water & cellulose) and mechanical properties (e.g., elasticity or firmness) of raw vegetables. They are conveniently administered in capsules to create a much larger volume of small, non-aggregating hydrogel pieces that become an integrated part of the meals, and act locally in the digestive system. Our portfolio includes Plenity®, an FDA-cleared product to aid in weight management, as well as potential therapies in development for patients with Type 2 Diabetes, Non-alcoholic Fatty Liver Disease (NAFLD)/Non-alcoholic Steatohepatitis (NASH), and Functional Constipation. For more information, visit gelesis.com, or connect with us on Twitter @GelesisInc.

Additional Information and Where to Find It

In July 2021, Gelesis entered into a business combination agreement with Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”), a special purpose acquisition company, as amended in November 2021 and December 2021.

In connection with the business combination, Capstar has filed a Registration Statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus, which the SEC has declared effective. On December 27, 2021, Capstar filed a definitive proxy statement/prospectus relating to the proposed business combination and mailed that definitive proxy statement/prospectus to its shareholders. This press release is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Capstar has or will send to its stockholders in connection with the business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Investors and security holders of Capstar are advised to read, when available, the proxy statement/prospectus in connection with Capstar’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) because the proxy statement/prospectus contains important information about the business combination and the parties to the business combination.

The definitive proxy statement/prospectus and other relevant materials for the proposed business combination are being mailed to shareholders of Capstar as of a record date that has been established for voting on the proposed business combination. Investors and security holders will also be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capstar, without charge, once available, through the website maintained by the SEC at www.sec.gov. The documents filed by Capstar with the SEC also may be obtained free of charge at Capstar’s website at www.capstarspac.com, or by written request to: Capstar Special Purpose Acquisition Corp., 405 West 14th Street, Austin, TX 78701, Attention: R. Steven Hicks, Chief Executive Officer, (512) 340-7800.

Participants in the Solicitation

Capstar and its directors and executive officers may be deemed participants in the solicitation of proxies from Capstar’s shareholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Capstar is contained in Capstar’s final prospectus dated July 6, 2020 relating to its initial public offering and in subsequent filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Capstar’s securities may have changed since that time, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Gelesis and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Capstar in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, the competitive environment in which Gelesis operates, the expected future operating and financial performance and market opportunities of Gelesis and statements regarding Gelesis’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gelesis and Capstar assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Gelesis and Capstar give no assurance that any expectations set forth in this press release will be achieved. Various factors could cause actual future results, performance or events to differ materially from those described herein. Some of the factors that may impact future results and performance may include, without limitation: (i) the size, demand and growth potential of the markets for Plenity®, Gelesis’ other product candidates and its ability to serve those markets; (ii) the degree of market acceptance and adoption of Gelesis’ products; (iii) Gelesis’ ability to develop innovative products and compete with other companies engaged in the weight loss industry; (iv) Gelesis’ ability to complete successfully the full commercial launch of Plenity® and its growth plans, including new possible indications and the clinical data from ongoing and future studies about liver and other diseases; (v) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Capstar is not obtained; (vi) failure to realize the anticipated benefits of the business combination, including as a result of a delay or difficulty in integrating the businesses of Capstar and Gelesis; (vii) the amount of redemption requests made by Capstar shareholders; (viii) the ability of Capstar or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; (ix) the outcome of any legal proceedings that may be instituted against Capstar, Gelesis, the combined company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (x) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (xi) the risk that the proposed business combination disrupts current plans and operations of Gelesis as a result of the announcement and consummation of the proposed business combination, and as a result of the post-transaction company being a publicly listed issuer; (xii) the regulatory pathway for Gelesis’ products and responses from regulators, including the FDA and similar regulators outside of the United States, (xiii) the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Gelesis’ management and key employees; (xiv) costs related to the proposed business combination, including costs associated with the post-transaction company being a publicly listed issuer; (xiv) changes in applicable laws or regulations; (xv) the possibility that Gelesis or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; (xvi) Gelesis’ estimates of expenses and profitability; (xvii) ongoing regulatory requirements, (xviii) any competing products or technologies that may emerge, (xix) the volatility of the telehealth market in general, or insufficient patient demand; (xx) the ability of Gelesis to defend its intellectual property and satisfy regulatory requirements; (xxi) the impact of the COVID 19 pandemic on Gelesis’ business; (xxii) the limited operating history of Gelesis; and (xxiii) those factors discussed in Capstar’s final prospectus dated July 6, 2020, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Registration Statement on Form S-4, in each case, under the heading “Risk Factors”, and other documents of Capstar filed, or to be filed, with the SEC, by Capstar. These filings address other important risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capstar, Gelesis or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Media Relations

Katie Sullivan

ksullivan@gelesis.com

Investor Relations

Lynne Collier, ICR

lynne.collier@icrinc.com

Source: Gelesis, Inc.